Exhibit 99.23

Form of Proxy (Shareholders)

BRIDGEPORT VENTURES INC.

PROXY FOR USE BY SHAREHOLDERS AT
THE ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS
NOVEMBER 30, 2012

The undersigned, being a shareholder of BRIDGEPORT VENTURES INC. (the “Corporation”) hereby appoints Shastri Ramnath, President and Chief Executive Officer, or failing her, Carmelo Marrelli, Chief Financial Officer, or instead of either of them,                                                                           as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual and special meeting of the securityholders of the Corporation to be held on November 30, 2012 (the “Meeting”) and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the common shares of the Corporation recorded in the name of the undersigned as follows:

1.          To VOTE FOR ____ or WITHHOLD FROM VOTING ____ in respect of the election of the directors nominated by management of the Corporation, as set forth in the management information circular of the Corporation dated as of October 31, 2012 (the “Circular”).

2.          To VOTE FOR ____ or WITHHOLD FROM VOTING ____ in respect of the appointment of McGovern Hurley Cunningham LLP, as auditor of the Corporation and to authorize the board of directors to fix its remuneration.

3.          To VOTE FOR ____ or VOTE AGAINST ____ in respect of the approval, with or without variation, of an arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario), providing for, among other things:

(a)

the consolidation of the outstanding common shares of the Corporation on the basis of one (1) “new” common share for every four “old” common shares of the Corporation then outstanding (the “Consolidation”);

(b)

the increase in the number of directors from five to eight, the authorization and empowerment of the directors to determine the number of directors within the minimum and maximum numbers provided in the articles, and the election of new directors in accordance with the business combination agreement between the Corporation, Premier Gold Mines Limited and Premier Royalty Corporation (“Premier Royalty”);

(c)

the issuance by the Corporation to the shareholders of the Corporation of 0.375 of one share purchase warrant of the Corporation for every one new common share of the Corporation (calculated on a post-Consolidation basis) held by such shareholders;

(d)	the adjustment of the currently outstanding options and warrants of the Corporation to give effect to the Consolidation in paragraph 3(a) and warrant issuance in paragraph 3(c);

(e)

the acquisition by the Corporation of all of the outstanding common shares of Premier Royalty in consideration for the issue to shareholders of Premier Royalty of one new common share of the Corporation for each one Premier Royalty common share acquired by the Corporation; and

(f)

the name change of the Corporation from “Bridgeport Ventures Inc.” to “Premier Royalty Inc.” or such other name as may be acceptable to the Ontario Ministry of Government Services and the Toronto Stock Exchange,

all as more particularly described in the Circular (collectively, the “Arrangement Resolution”).

Form of Proxy (Shareholders)

4.          To VOTE FOR ____ or VOTE AGAINST ____ in respect of the approval, with or without variation, of the adoption of a new share incentive plan for the Corporation in the event that the Arrangement Resolution is approved, as set forth in the Circular.

5.          To VOTE FOR ____ or VOTE AGAINST ____ in respect of the approval, with or without variation, in the event that the Arrangement Resolution is approved, of the termination of certain existing stock options of the Corporation and the approval, with or without variation, in the event that the Arrangement Resolution is approved, of the issuance of replacement stock options of the Corporation to certain directors of the Corporation who will remain as directors following the completion of the Arrangement, as set forth in the Circular.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Corporation’s transfer agent, Valiant Trust Company, 710 - 130 King St W., Box 34, Toronto, Ontario M5X 1A9, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this                        day of                                            , 2012.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Common Shares Held
(See Next Page)

Form of Proxy (Shareholders)

NOTES:

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.          The common shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3.          EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN MANAGEMENT DESIGNEES SPECIFIED ABOVE TO REPRESENT THEM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON TO BE APPOINTED, WHO NEED NOT BE A SECURITYHOLDER OF THE CORPORATION.

4. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

6. If the shareholder appoints any of the persons designated above, including persons other than management designees, as proxy to attend and act at the said Meeting:

(a) the common shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the common shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.